SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                06 October, 2003


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 06 October, 2003 re: Lloyds TSB Investor Meeting

144/03                                                            6 October 2003


LLOYDS TSB GROUP - INVESTOR PRESENTATION

Lloyds TSB Group will today hold a series of presentations for investors and analysts, to outline business strategies for the Group's three main divisions:
UK Retail Banking and Mortgages, Insurance and Investments, and Wholesale and International Banking.

The content of the presentations will address the Group's plans to deliver organic growth over the next few years, by developing the Group's core retail and corporate franchises and key distribution strengths. The Group considers that its clearer focus on organic growth and new business operating model will start delivering improved performance by the second half of 2004. Over the next few years, this will support the Group's objective to build a strong customer franchise, grow its earnings and thereby increase its dividend cover.

The Group's capital planning to support anticipated business growth aims to ensure a minimum total capital ratio of 9 per cent, and the Group expects its capital ratio requirements for 2003-2004 to be met without business disposals. Continued growth in risk-weighted assets, of mid-to-high single digit percentage growth per annum, can be financed from expected retentions and debt issuance.

Live and recorded webcasts of the presentations will be available on the Group's website www.lloydstsb.com. The live webcast will commence at 9.30 a.m.


                                    - ends -

                                                                        .../more


For further information:

Investor Relations

Michael Oliver          +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon              +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk

Media

Terrence Collis         +44 (0) 20 7356 2078

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh              +44 (0) 20 7356 2121

Head of Media Relations

E-mail: mary.walsh@lloydstsb.co.uk


FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     06 October, 2003